2nd Amended and Restated Appendix A
to
AMENDED AND RESTATED INVESTMENT ADVISORY AGREEMENT
BETWEEN
 INVESTMENT MANAGERS SERIES TRUST
AND
ARISTOTLE CAPITAL MANAGEMENT, LLC

Fund	Advisor Fee	Effective Date
Aristotle/Saul Global Opportunities Fund	0.90%	February 14, 2013
Aristotle International Equity Fund	0.80%	March 31, 2014
Aristotle Value Equity Fund	0.60%	August 31, 2016

Amended and approved by the Board on September 18, 2015.

Agreed and accepted this 31st day of August, 2016.

INVESTMENT MANAGERS SERIES TRUST		ARISOTLE CAPITAL MANAGEMENT, LLC

By:	/s/ Joy Autili	By:	/s/ Robert R. Womack, Jr.

Print Name:	Joy Autili	Print Name:	Robert R. Womack, Jr.

Title:	Vice President	Title:	Managing Director